EXHIBIT 4.14

THIS GREEN SHOE WARRANT AND THE UNDERLYING SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY APPLICABLE STATE SECURITIES LAWS, HAVE BEEN TAKEN FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF, AND MAY NOT BE SOLD OR TRANSFERRED OR OFFERED FOR SALE OR TRANSFER UNLESS A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND OTHER APPLICABLE SECURITIES LAWS WITH RESPECT TO SUCH SECURITIES IS THEN IN EFFECT, OR IN THE OPINION OF COUNSEL (WHICH OPINION IS REASONABLY SATISFACTORY TO THE ISSUER OF THESE SECURITIES), SUCH REGISTRATION UNDER THE SECURITIES ACT AND OTHER APPLICABLE SECURITIES LAWS IS NOT REQUIRED.

Date: September 20, 2004

Green Shoe Warrant to Purchase
_____ Shares of 8% Series C Preferred Stock
and _____ Class A Warrants

DIGITAL VIDEO SYSTEMS, INC.
(Incorporated under the laws of the State of Delaware)

GREEN SHOE WARRANT FOR THE PURCHASE OF
SHARES OF 8% SERIES C CONVERTIBLE PREFERRED STOCK
AND CLASS A WARRANTS OF

DIGITAL VIDEO SYSTEMS, INC.

Warrant Price: $0.61 per share of Series C Preferred and 50% Class A Warrants, subject to adjustment as provided below.

THIS IS TO CERTIFY that, for value received, _____ and its registered assigns (collectively, the "Holder"), is entitled to purchase, subject to the terms and conditions hereinafter set forth and subject to the final sentence of this paragraph, up to _____ (_____) shares of the $0.0001 par value 8% Series C Convertible Preferred Stock ("Series C Preferred Stock"), together with Class A Warrants to purchase up fifty percent (50%) of the number of shares of $0.0001 par value common stock ("Common Stock") into which the Series C Preferred Stock is convertible (the "Class A Warrants") of Digital Video Systems, Inc., a Delaware corporation (the "Company"), and to receive certificate(s) for the Series C Preferred Stock and Class A Warrants (collectively, the "Securities") so purchased. This Green Shoe Warrant, if exercised, will also entitle the Holder to receive Class B Warrants on the third (3rd) anniversary of the original Closing Date of the transaction in which the Series C Preferred Stock was issued, in an amount equal to fifty percent (50%) of the number of shares of Series C Preferred Stock then held by the Holder.

1. **Exercise Period and Vesting**. The exercise period is the period beginning on the effective date of the registration statement covering the resale of the Securities (the "Effective

Date") and ending at 5:00 p.m., California time, on the tenth (10th) day following the Effective Date (the "Exercise Period").

2. **Exercise of Green Shoe Warrant**. This Green Shoe Warrant may be exercised, in whole or in part, at any time and from time to time during the Exercise Period. Such exercise shall be accomplished by tender to the Company of the purchase price set forth above as the warrant price (the "Warrant Price"), in cash, by wire transfer or by certified check or bank cashier's check, payable to the order of the Company, together with presentation and surrender to the Company of this Green Shoe Warrant with an executed subscription in substantially the form attached hereto as Exhibit A-1 (the "Subscription"). Upon receipt of the foregoing, the Company will deliver to the Holder, as promptly as possible, a certificate or certificates representing the Securities so purchased, registered in the name of the Holder or its transferee (as permitted under Section 4 below). With respect to any exercise of this Green Shoe Warrant, the Holder will for all purposes be deemed to have become the holder of record of the number of shares of Series C Preferred Stock and Class A Warrants purchased hereunder on the date this Green Shoe Warrant, a properly executed Subscription and payment of the Green Shoe Warrant Price is received by the Company (the "Exercise Date"), irrespective of the date of delivery of the certificate evidencing such Securities, except that, if the date of such receipt is a date on which the stock transfer books of the Company are closed, such person will be deemed to have become the holder of such Securities at the close of business on the next succeeding date on which the stock transfer books are open. In the event this Green Shoe Warrant is exercised in part, the Company shall issue a new Green Shoe Warrant to the Holder covering the aggregate number of shares of Common Stock as to which this Green Shoe Warrant remains exercisable for that is otherwise identical with this Green Shoe Warrant, if the Exercise Period has not expired. The Company acknowledges and agrees that this Green Shoe Warrant was issued on the Issuance Date.

3. **Compliance with Act**. The holder of this Green Shoe Warrant, by acceptance hereof, agrees that this Green Shoe Warrant, and the Securities to be issued upon exercise hereof are being acquired for investment and that such holder will not offer, sell or otherwise dispose of this Green Shoe Warrant, or any Securities except under circumstances which will not result in a violation of the Securities Act or any applicable state securities laws. Upon exercise of this Green Shoe Warrant, unless the Securities being acquired are registered under the Securities Act and any applicable state securities laws or an exemption from such registration is available, the holder hereof shall confirm in writing that the Securities so purchased are being acquired for investment and not with a view toward distribution or resale in violation of the Securities Act and shall confirm such other matters related thereto as may be reasonably requested by the Company. This Green Shoe Warrant and all Securities issued upon exercise of this Green Shoe Warrant (unless registered under the Securities Act and any applicable state securities laws) shall be stamped or imprinted with a legend in substantially the following form:

> "THE SECURITIES EVIDENCED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES LAWS, HAVE BEEN TAKEN FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF, AND MAY NOT BE SOLD OR TRANSFERRED OR OFFERED FOR SALE OR TRANSFER UNLESS A REGISTRATION STATEMENT UNDER THE

SECURITIES ACT AND OTHER APPLICABLE SECURITIES LAWS WITH RESPECT TO SUCH SECURITIES IS THEN IN EFFECT, OR IN THE OPINION OF COUNSEL (WHICH OPINION IS REASONABLY SATISFACTORY TO THE ISSUER OF THESE SECURITIES), SUCH REGISTRATION UNDER THE SECURITIES ACT AND OTHER APPLICABLE SECURITIES LAWS IS NOT REQUIRED.

Said legend shall be removed by the Company, upon the request of a holder, at such time as the restrictions on the transfer of the applicable security shall have terminated.

4. **Transferability and Exchange**. This Green Shoe Warrant shall not be transferable.

5. **Adjustments to Warrant Price and Number of Securities Subject to Green Shoe Warrant**. The Warrant Price and the number of shares of Series C Preferred Stock and Class A Warrants purchasable upon the exercise of this Green Shoe Warrant are subject to adjustment from time to time upon the occurrence of a stock split or reverse stock split applicable to the Company's Common Stock or any other such event of recapitalization so as to provide the Holder with the same proportionate right to purchase the Securities as it had prior to such recapitalization event.

6. **Reservation of Securities**. The Company agrees at all times to reserve and hold available out of its authorized but unissued shares of Series C Preferred Stock a sufficient number of shares of Series C Preferred Stock and Common Stock issuable upon conversion of the Series C Preferred Stock and upon exercise of the Class A Warrants to provide for the exercise of the purchase rights provided herein and the subsequent conversion and exercise rights of the holders of the Securities issuable upon exercise of this Green Shoe Warrant. The Company further covenants and agrees that all shares of Series C Preferred Stock that may be delivered upon the exercise of this Green Shoe Warrant will, upon delivery, be fully paid and nonassessable and free from all taxes, liens and charges with respect to the purchase thereof hereunder.

7. **No Rights as a Stockholder**. This Green Shoe Warrant does not entitle the Holder to any voting rights or other rights as a stockholder of the Company, nor to any other rights whatsoever except the rights herein set forth.

8. **Representation and Covenants of Holder**. Holder represents and covenants to the Company as follows:

(a) This Green Shoe Warrant and the Securities issuable upon exercise of this Green Shoe Warrant will be acquired for investment for Holder's own account, and not as a nominee or agent and not with a view to the distribution of any part thereof. Holder further represents that it does not have any contract, undertaking agreement or arrangement with any person to sell, transfer or grant participations to such person, or to any third person, with respect to this Green Shoe Warrant. Upon exercise of this Green Shoe Warrant, the Holder shall, if so requested by the Company, confirm in writing, in a form satisfactory to the Company, that the Common Stock issuable upon exercise of this Green Shoe Warrant are being acquired for investment purposes and not with a view toward distribution or resale, other than in compliance with applicable securities laws, including the Securities Act.

(b) Holder understands (i) that the Green Shoe Warrant and the Securities issuable upon exercise of this Green Shoe Warrant are not registered under the Securities Act, or qualified under applicable state securities laws on the ground that the issuance of this Green Shoe Warrant will be exempt from the registration and qualifications requirements thereof; (ii) that the Company's reliance on such exemption is predicated on the representations set forth in this Section 10; and (iii) that the Green Shoe Warrant and the Securities issuable upon exercise of this must be held by the Holder indefinitely, and that the Holder must therefore bear the economic risk of such investment indefinitely, unless a subsequent disposition thereof is registered under the Securities Act or is exempted from such registration.

(c) Holder represents and warrants that Holder is familiar with the provisions of Rule 144 promulgated under the Securities Act which, in substance, permits limited public resale of "restricted securities" acquired, directly or indirectly, from the issuer thereof (or from an affiliate of such issuer) in a non-public offering subject to the satisfaction of certain conditions, including, among other things: (i) the availability of certain public information about the Company; (ii) the resale occurring not less than one year after the party has purchased, and made full payment for, within the meaning of Rule 144, the securities to be sold; and (iii) in the case of an affiliate, or of a non-affiliate who has held the securities less than two years, the sale being made through a broker in an unsolicited "broker's transaction" or in transactions directly with a market maker (as such term as defined under the Securities Exchange Act of 1934, as amended) and the amount of securities being sold during any three month period not exceeding the specified limitations stated therein, if applicable. Holder acknowledges that in the event the applicable requirements of Rule 144 are not met, registration under the Securities Act or compliance with another exemption from registration will be required for any disposition of the Common Stock issuable upon exercise of this Green Shoe Warrant.

(d) Holder has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment, and has the ability to bear the economic risks of its investment.

(e) Holder has received and reviewed this Green Shoe Warrant; it, its attorney and its accountant have had access to, and an opportunity to review all documents and other materials requested of the Company; it and they have been given an opportunity to ask any and all questions of and receive answers from, the Company concerning the terms and conditions of this Green Shoe Warrant and to evaluate the suitability of an investment in this Green Shoe Warrant.

9. **Successors and Assigns**. This Agreement shall be binding upon and inure to the benefit of the Company, the Holder and their respective successors and permitted assigns.

10. **Notices**. The Company agrees to maintain a ledger of the ownership of this Green Shoe Warrant (the "Ledger"). Any notice hereunder shall be given by personal delivery (including by courier, by facsimile on a business day, receipt of which is confirmed or by registered or certified mail: if to the Company, at its principal executive office and, if to the

Holder, to its address shown in the Ledger of the Company; provided, however, that the Holder may at any time on three (3) days written notice to the Company designate or substitute another address where notice is to be given. Notice shall be deemed given and received when delivered in person or by courier, when sent by facsimile on a business day if the sender obtains a confirmation of such transmission or three business days after a certified or registered letter, properly addressed with postage prepaid, is deposited in the U.S. mail.

11. **Severability**. Every provision of this Green Shoe Warrant is intended to be severable. If any term or provision hereof is illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the remainder of this Green Shoe Warrant.

12. **Governing Law**. This Green Shoe Warrant shall be governed by and construed in accordance with the laws of the State of California without giving effect to the principles of choice of laws thereof.

13. **Attorneys' Fees; Remedies**. In any action or proceeding brought to enforce any provision of this Green Shoe Warrant, the prevailing party shall be entitled to recover reasonable attorneys' fees in addition to its costs and expenses and any other available remedy.

14. **Entire Agreement**. This Green Shoe Warrant (including the Exhibits attached hereto) constitutes the entire understanding between the Company and the Holder with respect to the subject matter hereof, and supersedes all prior negotiations, discussions, agreements and understandings relating to such subject matter.

IN WITNESS WHEREOF, the Company has caused this Green Shoe Warrant to be executed by its duly authorized officer as of the date first set forth above.

DIGITAL VIDEO SYSTEMS, INC.

By: _____
        Thomas A. Spanier
        Chief Executive Officer

ACCEPTED

(Entity Holder):

_____

By: _____

Its: _____

(Individual Holder):

_____

Name: _____

<u>EXHIBIT A -1</u>
SUBSCRIPTION FORM

(To be Executed by the Holder to Exercise the Rights To Purchase Series C Preferred Stock and Class A Warrants Evidenced by the Within Green Shoe Warrant)

The undersigned hereby irrevocably subscribes for _________________ shares of 8% Series C Convertible Preferred Stock (the "Series C Preferred Stock") and _____________ Class A Warrants (the "Securities") of Digital Video Systems, Inc. (the "Company") pursuant to and in accordance with the terms and conditions of the attached Green Shoe Warrant (the "Green Shoe Warrant"), and hereby makes payment of $__________________ therefor by tendering cash, wire transferring or delivering a certified check or bank cashier's check, payable to the order of the Company. The undersigned requests that certificates for the Securities be issued in the name of the undersigned and be delivered to the undersigned at the address stated below.

In connection with the issuance of the Securities, I hereby represent to the Company that I am acquiring the Securities for my own account for investment and not with a view to, or for resale in connection with, a distribution of the Securities within the meaning of the Securities Act of 1933, as amended (the "Securities Act").

Date: ________________________________ Signed: ________________________________

Address: ______________________________

____